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                                                        Exhibit 1

                            AGREEMENT

     This Agreement is made this 11th day of July, 1995 between Hecla Mining Company, a Delaware Corporation, (hereafter referred to "Hecla") party of the first part and Coeur d'Alene Mines Corporation, an Idaho Corporation (hereafter "Coeur") and its wholly owned subsidiary Callahan Mining Corporation, an Arizona Corporation (hereafter referred to as "Callahan") party of the second part.
                            Recitals
     A. Whereas by Agreement dated June 11, 1992 a copy of which is attached hereto as Exhibit I, Callahan acquired all of Hecla's right title and interest in and to the certain agreements defined therein as the "Galena Unit Agreements" and Callahan assumed Hecla's liabilities to be performed under the Galena Unit Agreements after May 31, 1992.
     B. Whereas, subsequent to the execution of said June 11, 1992 Agreement a dispute arose between Hecla and Callahan over responsibility for a cash contribution obligation in the amount of $104,949.14 under the Galena Unit Agreements.
     C. Whereas under the terms of Paragraph 3(b) of said June 11, 1992 Agreement, Callahan agreed to pay Hecla the total sum of Hecla's unrecouped advances and expenditures made pursuant to an April 2, 1947 Agreement between American Smelting and Refining Company (Asarco) and Fern Mining Company (the "Fern Agreement").
     D. Whereas under the terms of Paragraph 3(c) of said June 11, 1992 Agreement Callahan agreed to pay Hecla a ten per cent




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(10%) Net Profits royalty up to the total sum of two million dollars ($2,000,000).
     E. Whereas, Coeur owns 630,888 shares of common stock of Consolidated Silver Mining Corporation (Con Sil).
     F. Whereas, Callahan, Asarco and Hecla (as the successor to Day Mines Inc.), are parties to a certain Operating Agreement dated March 18, 1970 (the Caladay Agreement) wherein each party conveyed to the others as tenants in common certain patented and unpatented mining claims and other interests described therein.
     G. Whereas, Hecla desires to acquire all of the common stock of Con Sil owned by Coeur; Callahan desires to acquire all of Hecla's interest in the Caladay Agreement and the property which is the subject of that agreement; the parties desire to resolve the dispute over the cash contribution obligation under the Galena Unit Agreements; and the parties desire to relieve Callahan of its payment obligations to Hecla under the June 11, 1992 Agreement.
     NOW THEREFORE, the parties hereto do hereby agree as follows:
     1) RELEASE OF LIABILITY. (a) Callahan hereby releases Hecla from any obligation under the June 11, 1992 Agreement to pay the disputed cash contribution obligation in the amount of $104,949.14 due under the Galena Unit Agreements.
     (2) RELEASE OF REIMBURSEMENT ACCOUNT AND ROYALTY OBLIGATION. Hecla hereby releases Callahan from its obligation to pay Hecla's unrecouped advances and expenditures as required in Paragraph 3(b) of the June 11, 1992 Agreement, and also releases Callahan from the ten per cent (10%) Net Profits royalty as set forth in the June 11,
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1992 Agreement which is Exhibit I hereto.
     3) Coeur agrees to transfer to Hecla all its shares of common stock of Con Sil which consists of 630,888 shares.
     4) Hecla hereby assigns to Callahan all its right title and interest in and to the Caladay Agreement and the properties described therein. Hecla further agrees to convey to Callahan by quit claim deed in the form of Exhibit II attached hereto all its interest in the properties which are the subject of the Caladay Agreement.
     5) CLOSING. Closing of the transaction contemplated by this Agreement shall be held at such time as is mutually agreeable to the parties to this agreement, but in no event later than July 15, 1995 (hereinafter referred to as "Closing Date"). At Closing, Callahan shall deliver to Hecla the share certificates specified in paragraph 3 of this Agreement. Hecla shall deliver to Callahan the conveyance specified in paragraph 4 of this Agreement.
     6)   GENERAL.
          (a)  ASSIGNMENT.    This Agreement shall be binding upon
     the parties hereto, and their respective successors and
     assigns.
          (b) FURTHER ASSURANCES. Each of the parties hereto, upon the request of the other party, whether before or after Closing, shall do, execute, acknowledge and deliver, or cause to be done, executed, acknowledged or delivered all such further acts, documents, assignments, transfers, conveyances, and assurances as may be reasonably necessary or desirable to
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     effect complete consummation of the transactions contemplated by this Agreement.
          (c) NOTICES. Any notice or other instrument or permitted to be given to any party hereunder shall be in writing and shall be sufficiently given if both transmitted by telecopier or other form of recorded written communication and delivered via registered mail or courier service to the parties at the addresses of the parties first mentioned above. Either party to this Agreement may change its address for notices by written notice given to the other party in accordance with this provision.
          (d) ENTIRE AGREEMENT; AMENDMENTS. This Agreement constitutes the entire agreement between the parties hereto with respect to the transactions provided for herein and cancels any other prior understanding, agreement, negotiations and discussions between the parties hereto with respect thereto. There are no representations, warranties, terms, conditions, undertakings or collateral agreements or understandings, express or implied, between the parties hereto other than as expressly set forth in this Agreement. This Agreement may not be amended or modified in any respect except by written instrument executed by each of the parties hereto.
          (e) NO STRICT CONSTRUCTION. This Agreement and wording contained herein have been arrived at by the mutual negotiation of the parties. Accordingly, no provision of this Agreement shall be construed against one party or in favor of
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     another party merely by reason or draftsmanship.
          (f) CONTROLLING LAW. This Agreement shall be governed by and interpreted under the laws of the State of Idaho.
          (g) SEVERABILITY. Each provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Agreement is held to be prohibited by or invalid under applicable law, such provision shall be ineffective only to the extent of such prohibition or invalidity, without invalidating the remainder of such provision or the remaining provision of this Agreement.
     IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed the day first above written.

Hecla Mining Company               Coeur d'Alene Mines Corporation



By /s/ Michael B. White            By /s/ William F. Boyd
  ------------------------------     ------------------------------

Callahan Mining Corporation



By /s/ William F. Boyd
  ------------------------------








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